Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

August 9, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ray Be and Lauren Hamilton

Re:	RiverNorth Flexible Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-260484; 811-23481); Response to Examiner Comments on N-2

Dear Mr. Be and Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on November 19, 2021 and November 30, 2021, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.	The “Principal Investment Strategies and Policies” section on Page 2 of the Prospectus indicates that, in order to qualify to pay exempt-interest dividends, which are items of interest excludable from gross income for federal income tax purposes, the Fund seeks to invest at least 50% of its Managed Assets either directly (and indirectly through tender option bond (“TOB”) transactions) in such Municipal Bonds or in other funds that are taxed as regulated investment companies. Please confirm why this disclosure is not included in the strategy section on the front cover page of the Prospectus.

The Fund confirms that the above referenced disclosure has been added to the front cover page of the Prospectus in the Revised Registration Statement.

2.	Please explain why the lead-in to the Fee Table does not include the leverage effects of the Fund’s TOB transactions. The Staff notes that there was disclosure included in the June 30, 2021 N-CSR (the “N-CSR”) regarding the effects of leverage, which discusses both the amount of borrowings under the Pershing Facility and TOBs.

The Fund confirms that the lead-in paragraph and the Fee Table have been updated to include the leverage effects of the Fund’s TOB transactions.

3.	Please confirm whether the line item for “Offering Expenses Borne by the Fund” in the Fee Table should be marked with Footnote 2, which discusses the Fund’s management fee.

The Fund confirms that Footnotes 1 and 2 have been removed from the “Offering Expenses Borne by the Fund” line item in the Fee Table.

4.	The Asterisk Footnote to the Fee Table references a “sales loan.” Please update to “sales load.”

The Fund confirms that the Footnote has been updated accordingly in the Revised Registration Statement.

5.	Per Footnote 2 to the Fee Table, it appears that the Fund’s expense structure is arranged as a unitary fee structure whereby the Adviser is obligated to pay service providers on behalf of the Fund. Please supplementally describe if the Adviser is current with all payments to Fund service providers. Additionally, please describe if the agreements filed with the Securities and Exchange Commission contain provisions whereby the Fund is contractually obligated to pay such service providers.

The Fund confirms that the Adviser is current on all payments to the Fund’s service providers.

The Fund further confirms that with respect to its agreements with its service providers, such as the Administration Agreement, Custodian Agreement and Transfer Agency Agreement, the Fund is contractually responsible to pay for such services. It is possible that the Fund could be held liable for these expenses if the Adviser were to default. However, the Adviser is contractually obligated to pay these expenses of the Fund, and this contractual obligation may not be terminated so long as the Advisory Agreement is in effect without the approval of shareholders.

6.	The lead-in paragraph to the Senior Securities Table indicates that the table sets forth certain unaudited information relating to the Fund’s senior securities. The Senior Securities Table must be audited per Form N-2, Item 4.3, Instruction 1.

The Fund confirms that it has incorporated the audited senior securities information by reference to its audited financial statements consistent with the “Dear Chief Financial Officer” letter from the Chief Accountant of the Division of Investment Management Annual Industry Comment Letter dated February 14, 2001 (the “CFO Letter”). To meet the audit requirement of the senior securities table per Item 4.3 of Form N-2, the Dear CFO Letter states that the independent accountant must express an opinion on the senior securities table itself or on a financial statement or financial highlights that include the senior securities table, and registrants must include, or incorporate by reference, this opinion in the registration statement. The Dear CFO Letter notes that one way to meet the senior securities audit requirement is for the registrants to include the senior securities table information with the per share and ratio information in the financial highlights. Since the financial highlights are specifically covered by the audit opinion, the senior securities table information also would be covered. Since the Fund has incorporated the audited senior securities information by reference to its audited financial statements on Form N-CSR, which includes the financial highlights containing the audited senior securities information and the opinion of its independent registered public accounting firm thereon, the Fund believes that it has satisfied the requirement to include senior securities information.

7.	With respect to the Senior Securities Table, the Staff notes that the Fund included the use of TOBs in its Financial Highlights with an associated asset coverage ratio in the N-CSR; however, the TOBs do not appear within the Senior Securities Table. Please explain the discrepancy in correspondence.

Section 18(a)(1) under the 1940 Act prohibits a closed-end investment company from issuing any class of senior security or selling any senior security of which it is the issuer, that represents indebtedness, unless immediately after such issuance or sale the investment company will have asset coverage of at least 300%. The Securities and Exchange Commission and its staff have indicated, however, that they will not object to investment companies’ engaging in such transactions without complying with the asset coverage and other requirements of Section 18(a)(1) provided that the investment company segregates or otherwise covers its obligations under the instruments. With respect to the Fund’s investments in TOB Residuals issued by a tender option bond trust, the Fund segregates (or earmarks) unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the TOB Floaters issued by such trust plus accrued interest, if any, to the extent necessary for the Fund to comply with the foregoing requirements of the 1940 Act. Therefore, no changes have been made in the Revised Registration Statement.

8.	Please update the reference to the June 30, 2020 N-CSR in the “Incorporation by Reference Section” to incorporate the 2021 N-CSR.

The Fund confirms that the requested change has been made in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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